Exhibit 99.15

PRESS RELEASE

TotalEnergies and Corio join forces to develop offshore wind in

Taiwan

•	TotalEnergies and Corio will take forward Taiwan’s Formosa 3 offshore wind project
•	Formosa 3’s Haiding 2 windfarm was awarded 600 MW in grid capacity in December by the Bureau of Energy, as part of Taiwan’s Round 3 offshore wind auction.
•	The Formosa 3 project comprises three proposed windfarms – Haiding 1, 2 and 3 – in Changhua county on the central-western coast of Taiwan.

Paris, February 16th, 2023 –TotalEnergies and Corio Generation, two of the world’s leading offshore wind and renewable energy developers, have signed a joint venture partnership to develop the Formosa 3 offshore windfarms in Taiwan. Under this agreement, Corio will remain the majority shareholder and lead developer with 50% plus 10 shares overall in project.

The announcement comes after Taiwan’s Bureau of Energy confirmed in late December 2022 that Formosa 3’s Haiding 2 windfarm had been successfully awarded 600 MW grid capacity following the first phase of Taiwan’s Round 3 auctions.

The Formosa 3 project comprises three proposed windfarms – Haiding 1, 2 and 3 – in Changhua county on the central-western coast of Taiwan. The project received Environmental Impact Assessment (EIA) approvals in 2018, with an EIA-approved capacity of around 2 GW.

The windfarm development is expected to contribute to Taiwan’s ambitious plans for the green energy transition and represents a multi-billion investment from the partners and project lenders up to the end of construction. Future investments will be made in proportion to the partners’ project shareholdings.

“We are very pleased to team up again with our strategic partner Corio, this time to develop offshore wind in Taiwan. This marks a new step toward supporting Taiwan’s energy transition, bringing sustainable, low-cost energy to the country. It also demonstrates our dedication to build up our global multi-energy business model through a series of investments to grow our worldwide renewable portfolio from 17 GW in 2022 to 35 GW in 2025, in line with our ambition to be one of the top 5 renewables developers by 2030.” said Vincent Stoquart, Senior Vice-President Renewables at TotalEnergies.

“We are thrilled to welcome TotalEnergies as our partner in building offshore windfarms in Taiwan. Our two companies have a longstanding relationship and strong track record in developing projects across Europe and Asia-Pacific and so we are absolutely delighted to be working together again in Taiwan” said Jonathan Cole, CEO of Corio Generation. “Corio has one of the largest offshore wind project portfolios worldwide with more than 20 GW in development. As a transformative source of clean and reliable energy, we believe offshore wind offers huge benefits to Taiwan’s communities and economy. The Formosa 3 windfarms will support job creation and provide many opportunities for local businesses to participate in the green energy transition.”

The partnership announced today in Taiwan is the latest example of TotalEnergies and Corio, combining their leading industrial, technical, and financial expertise to pursue offshore wind opportunities across the world.

Other projects developed by TotalEnergies and Corio include:

•	The 2 GW West of Orkney Windfarm project in Scotland, UK
•	The 1.5 GW Outer Dowsing Offshore Wind project in England, UK
•	Over 2 GW of floating wind projects in South Korea
•	The 250 MW floating windfarm tender in France’s South Brittany region
•	The 500 MW floating windfarm tender in France’s Mediterranean region

This agreement is subject to the receipt of applicable regulatory approvals from relevant authorities.

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end 2022, TotalEnergies' gross renewable electricity generation installed capacity is 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Corio Generation

Corio Generation is a Green Investment Group (GIG) portfolio company, operating on a standalone basis. GIG is a specialist green investor within Macquarie Asset Management, part of Macquarie Group.

Corio is a specialist offshore wind business dedicated to harnessing renewable energy worldwide. With a unique blend of sector-leading expertise and deep access to long-term capital, we work closely with our partners in the creation and management of projects from origination, development and construction, and into operations.

Corio’s global 20+ GW offshore wind development portfolio is one of the largest in the world, spanning established and emerging markets, as well as floating and traditional fixed-bottom technologies. These next generation offshore wind projects will help form the backbone of the net-zero global energy system while meeting the energy needs of communities and corporate offtakers sustainably, reliably, safely and responsibly.

Prior to the launch of Corio in April 2022 as a specialist offshore wind developer, the Taipei-based team played a pioneering role in helping to establish Taiwan’s offshore wind sector. The team was instrumental in delivering Formosa 1, Taiwan’s first offshore windfarm, and has in addition supported the development of Formosa 2, now under construction.

Agreement

Under the terms of the joint venture agreement between TotalEnergies and Corio Generation, shareholdings in the Formosa 3 windfarms are as follows:

Formosa 3 windfarms	Corio Generation	TotalEnergies
Haiding 1	50.0000366%	49.9999634%
Haiding 2	50.0000481%	49.9999519%
Haiding 3	50.0000508%	49.9999491%

Corio’s lead shareholding in Formosa 3 is supported by its development partner Ontario Teachers’ Pension Plan Board.

Media Contacts

TotalEnergies

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Corio Generation

Will Henley, Head of Communications

Phone: +44 7840 850 183

Email: will.henley@coriogeneration.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.